Discover   Raise Funding   FAQ   Se   Login   Sign Up

INVEST IN TREASURE STATE INTERNET & TELEGRAPH

Fiber optics internet installed 10x cheaper than a traditional telecom.

WATCH VIDEO ▶

$0
raised of a $0 goal

Promissory Note
5.0% interest; 10 years

$2,000 min   INVEST
Sent to escrow via Wefunder Portal LLC

f SHARE   TWEET   PROFILE   ASK QUESTION   FOLLOW

WHAT WE DO

We're building the necessary fiber optics infrastructure to deliver connection speeds of up to 10gbps to every home in the Northwest and beyond, starting in Montana. We've figured out how to take what was a hugely expensive undertaking to install fiber optics and made it 10x cheaper than traditional telecom companies. Next step is to share our success with the rest of the country.

OUR AMBITION

Our custom-engineered new tools make the installation process faster and less intrusive—imagine getting 10x faster internet at 1/10th the cost. We've already connected Helena, MT - 100 homes installed with 800 more in the pipeline. But in order to scale and cover the rest of the U.S. with our grids, we need to innovate

outdated tools. We're raising funds to build those tools first, then cover Montana in fiber second, and the entire country next.

- Fiber optics installation 10x cheaper than telecom companies.
- Already installed in 100 homes & offices in central Helena.
- 800 more homes & offices in the pipeline for the next 9 months.
- Already cash flow positive after $100k investment.

website: **tsi.io** 🐦 ⓕ

(TELEGRAPH) (TSI&T) (TREASURE STATE) (INTERNET)
(OPTIC FIBER) (INSTALLATION) (MONTANA)

THE BUZZ ABOUT TREASURE STATE INTERNET & TELEGRAPH

"*Very smart and hard working guys! They will do you right and if there's a problem, they will work until it's fixed!!*

Maria M.
Customer

"*40Mbps download and upload. Ridiculously fast. Love it!!*

Mike H.
Customer

"*great service. fast speeds. thanks!*

Barbara D.
Customer

Helena company unveils fiber-optic internet service
May 12, 2016

Gov. Steve Bullock and conservation supporters Thursday slammed



Gov. Steve Bullock and conservation supporters Thursday slammed Republican challenger Greg Gianforte for a lawsuit he filed seven years ago to remove a portion of state stream access over part of his Bozeman



KTVH | Helena News | Great Falls News
January 6, 2016

MTN News- A Helena company now provides fiber optic internet services called Super-Fi. Treasure State Internet and Telegraph presented its new internet capabilities in a ceremonial fashion on Tuesday, December 5th.



incentives to improve Montana broadband to cease this summer
May 6, 2015

HELENA, Mont. (AP) - In the state with some of the slowest broadband speeds in the nation, Montana lawmakers refused this year to pick up where federal stimulus programs are leaving off in funding improvements

Study: Montana's high-tech industry is thriving
February 23, 2015

HELENA - At the end of 2014, eight months after the Montana High Tech Business Alliance was formed, the organization hoped to have 50 members. As of mid-February, it had 143. The figures reflect what a





Montana High Tech Business Alliance
February 20, 2015

Kevin Hamm of Treasure State Internet discusses how Internet speed impacts the economic viability of Montana tech startups.

BRINGING ULTRA HI-SPEED INTERNET TO MONTANA

We founded Treasure State Internet & Telegraph three years ago with a simple mission: to get Montana faster, cheaper, and better internet. Montana is a sprawling state that's been forgotten by telecom companies—we're filling

that's been forgotten by telecom companies - we're filling
that void and bringing Montana residents up to speed.



We've Made Fiber Optics 10x Cheaper

Telecom companies often say they don't update their networks with fiber
optics because it's too time-consuming and too expensive. But we've
figured out how to circumvent the extraneous costs that huge internet
corporations can't avoid. It's simple: we dig smaller, more acute trenches.
That means less manpower, less time, and less cost.



Telecom Companies vs. TSI & Telegraph

Telecom companies are stuck with legacy infrastructure they laid down in the '80s. Meaning they still install unnecessary add-ons like landlines—and it's the customers who are forced to face the financial burden when they get bundled with the landline they don't want. We don't do that. If you want fast internet, that's what you get.

What the Telecom Companies do

- Use same construction method from the 80s and 90s

- Dig huge trenches resulting in higher labor costs/li>

- Use expensive construction techniques (bigger trenches need bigger machines)

- Outsource large portions of their construction

What We Do

- Run a strand of fiber to every house enabling vastly higher speeds

- Leverage advanced construction methods to bring down cost

- Cutting smaller trenches save us labor costs (several workers vs. 1-2 workers)

- Install our own fiber, saving on contractor fees

5x savings
Source material directly from manufacturers

1st
In America to use our installation method

12.6 mbps
Average connection speed in the U.S.

100 Customers and Counting

At 10x cheaper and faster, we've hooked up 100 Montana homes so far and have 800 already in the pipeline. And the state of Montana gives us a leg up: because we're an internet provider and not a telephone company we have the same access as the big companies but with none of the fines or regulations.



We'ved hooked up the Blackstone Apartment (left) and Old Distillery Lofts (right) with fiber optic internet from us.)

Montana, then Everywhere Else

We started TSI & Telegraph because we were just two regular guys who wanted to faster internet—so we picked up a couple hammers and shovels and made it happen. With news of our services spreading fast, we've gotten emails from people saying "I have $50,000 and want to do this in my town. Tell me what I need to do to make this happen!" With the new tools we're developing, we can pack up a container with our tools, and deliver our fiber-optics installation services anywhere in the U.S.





Help Us Rebuild the Grid

We are beyond grateful for the help we've had this far, and look forward to the support we will receive in the future. It started with an idea, took hold in reality, and now it's time to grow and share high-speed internet with as many people as possible.

Our mission is clear: fiber to every home in Montana, and then beyond.

It's a massive undertaking, but one we're ready for. Help us change Montana and set a precedent for the rest of the United States; high speed internet is achievable, and if we can do it in Montana there's no excuse for bad internet anywhere else.

Eric & Matt

Cheers,
Eric & Matt

MEET THE FOUNDERS





Eric Fulton

CEO / President / Treasurer

Experience in consulting, information security, and systems admin. Started TSI&T as an internet provider using fixed wireless radios. Now focused on developing a fiber network for high speeds.

Matt Gorecki

CTO / COO / Secretary

Wanted access to fiber optic internet as a user. Now currently making that dream a reality with TSI&T.

AND THE REST OF THE TEAM





Kev Hamm

Chief Marketing Officer / Director

Building a better internet is great. Letting people know about

Ira Barnes

Lead, Installation & IT

Bringing passion and intelligence to making technology work for everyone, I

it and use it is better, and that's what I do.

smile and translate geek to English, and fix whatever is broken for our customers.

Q&A

What are you building? ^

− COLLAPSE ALL

We've figured out how to install fiber optics at ten times cheaper than traditional telecom companies and we've already installed them into 100 homes.

We founded Treasure State Internet two years ago. It started off as a wireless ISP, with small cell wireless access points to limit the range. The idea is that within a limited range, maybe a mile, you can push faster speeds. Most companies are trying to push 13 miles, which vastly reduces their speeds.

But that wasn't enough for us, we also decided to get into fiber optics for even higher speeds. Traditionally, fiber optics are hugely expensive, hard to deal with, hard to manage, and are a large capital outlay that you don't get a return on for 5 to 10 years. That's why you see all the telephone companies complaining about the difficulty of installing fiber optics and upgrading their networks.

How much cheaper are you than older networks? ^

When you actually do the apples-to-apples electronic hardware cost of what is going in to a traditional installation versus ours, the comparison is $900 to $130.

How are you able to get your costs down so much? ^

We have a different installation method, and also different equipment that we're installing.

Most networks were built in the '80s and '90s, and they're still using that same construction method. Once you start stripping away all of the unnecessary components they're building, costs decline significantly. The problem with telecom companies is they have a whole legacy architecture they carry with them. For instance, they're still putting analog phone lines on these things.

For instance, they're still putting analog phone lines on these things.

The reality is we just want to get good internet connection. You can do all that other stuff a different way. Our goal is to pair the fiber to a property.

How do your installation methods differ from the old ones? ^

There are two ways in the United States that infrastructure's put down. You either dig a big trench with a backhoe, probably eight inches wide minimum, at whatever depth you need to go down to. Cable and phone companies use directional drilling which is great for long-haul projects. If you're trying to go miles and miles, point-to-point connections, you would drill because the disturbance is minimal.

But we're trying to stop at every single house and the size of a conduit that we're putting down, is like a sprinkler line. It's seven millimeters in diameter—you don't need to dig an eight-inch wide trench for that. We only need a three-inch wide cut to deal with and don't have to go nearly as deep. This isn't conductive; it's not electricity. It's not gas. It's not a big deal. The difference in cutting takes a lot less time and effort than it would have otherwise.

How does cutting a smaller trench completely transform the process? ^

One of the biggest savings is on labor costs. You no longer have to dig a huge trench that can take several workers at once. With ours, you dig with maybe one or two people, throw the trench down, backfill it. You're done.

Are you the first ones to use this installation method? ^

Yes, but only in America. Scandinavia and South Korea already have automated tools for these installations but they're extremely expensive. $500k expensive. Eventually those tools will make sense for us long-term but they're not on our radar immediately.

Do you plan to improve the process even further? ^

We're already 10x cheaper than the regular telecom companies but we think we can halve the cost again. The next goal is to make an even smaller saw that doesn't exist at the moment. Instead of doing a three-inch wide trench, we can do a three-quarter-inch wide trench, then you don't even have to use asphalt to fill it

up. You can use crack sealer, which will make it even cheaper going forward.

We're going to make our own wheel saw that's smaller and if we combine that with conduit shipped from China and fiber shipped from China, we'll be able to install fiber at least five times faster with way less impact, with way cheaper material. We're planning to go from $1,000 a customer to the vicinity of $300.

How about on the distributor side? Can you cut costs there? ⌃

You want to buy some duct and you want to buy some fiber, you call up a big distributor that represents all the different manufacturers. They want huge minimum oders. The materials are marked up ridiculously high.

We found out if we directly shipped our materials from China, the conduits that cost $0.30 a foot from big brands, becomes $0.07 a foot. Our material cost is cut by four or five times. And it's the same plastic that everybody uses, simply not branded and marked up. It's like the difference between Tylenol and generic grocery store Tylenol.

Tell us about your first hundred home installations. ⌃

We ran our lines through an eight block radius and have received twenty customers, including large business customers. We also have another thirty customers in the pipeline who want to get set up with our internet.

The hundred unit track of fiber is already installed, meaning we basically just have to get it to run from their street to their home. The onboarding is incredibly fast and easy. One house will pay for and profit us for the entire block.

How much does it cost to install your service? ⌃

There's a $299 install fee plus $65 per month for internet. When we first capture a customer, we're getting roughly $364. And our cost in materials to get them is less than $10 in conduit, less than $20 in fiber and electronics for both sides is roughly $110.

How do you actually get the main line to connect to these homes? ⌃

At its most basic, we lay a main line that goes down the streets and then once a house signs up, build from that main line to the house. Then we build other main lines that can continue to branch and connect with older lines. It's like a

honeycomb-style system: redundant and cost-effective.

Let's say you're running a bundle of fiber from point A to point B, by the time you reach point B, if you're stopping off at every house, you're going to run out of strands. What we do is keep back four strands so that at the end of point A to point B, we create a little hub a couple miles away. So when want we to build again, we draw from the strands piled at the hub.

Do you need to have a house signed up before you start laying wires? ^

We don't, and so all of our costs are based on the assumption that we will have 10% of the households we pass actually sign up. Those assumptions are based on recuperating our costs. If we spend $100,000, within a year we will make $100,000 back if 10% to 15% of those houses sign up.

What are the plans for onboarding future customers? ^

We have a five mile map of Helena right now. We recently had 600-800 signups that want our internet. A majority of them came in through an online forum we held and are outside of our current radius. Next step would be to set the wires in their neighborhood and get them hooked up to our service.

How is your fiber better than what people are using now? ^

All fiber is not created equal in how you use it and what you connect on the other side of it. Our fiber is better because we are pushing the actual feed down the glass. A lot of times you'll hear CenturyLink go, "Oh, we've got fiber to that business building," and they'll offer maybe forty-five megabits up and down. When we say we're offering fiber, we're saying we're offer a gigabit to your home or business, and for only a $100 more for our cost in hardware, we could upgrade it to ten gigabits.

And we're building an asset that's not going to go away for the several years. There's nothing better. There's nothing faster.

Can you get government subsidies for your infrastructure costs? ^

We can apply for federal grants relating to bandwidth projects and build wherever we want. If we were just an internet company, there would be a bunch of other costs and fees and filings required for us to put things in the street. Because we're

an internet provider, we have the same ability as a telephone company, but none of the regulations.

Do you have any plans to take this outside of Montana? ^

We've had about thirty people that have emailed us saying, "I have $50,000 and want to do this in my town. Tell me what the hell I need to do."

The long term goal is to franchise, but short-term, we still have a lot of innovation that we need to pin down. Our plan is to custom-design additional tools to make everything faster, creating an actual process and procedure that can be handed off with minimal training. When people email us saying, "Hey, I want to start a network," I can load an entire container up with product that I've produced and sell it to them.

Talk about your competition. ^

To get fiber optics, telecom companies would need to lay a completely new network. They would need to tear up their existing infrastructure and put down fiber if there is any fiber at all. They'd need to do exactly what we're doing.

For a variety of reasons, these telecom companies aren't equipped to handle that kind of undertaking right now. If they decide to start spending the money, they're still going to continue to do it the way they've always done it. That means outsourcing their entire construction project, and the contractors around here who do that work are good at what they do, but it costs a lot.

We're effectively becoming a construction company that happens to sell internet —we install our own fiber and save on those costs.

Tell me about the team. ^

Matt: I have been fascinated with the internet since I was a kid. I was probably about twelve when I realized that you could just make web pages. The reason we're doing this now is because as a user, I wanted to have fiber optics internet.

Eric: I've always been interested in computers. I probably built my first one around age 12. When Matt and I started talking, it's like, "I know networks. You know networks. We're both smart. Come on." We both wanted to improve internet and it was just a matter of joining forces and making it happen.

What are the risks? ⌃

First risk is unlikely, but if anyone came in and threw down $100 million, they could potentially outspend us. It's key to move fast. Another concern is finding qualified employees—especially in a place like Helena, Montana. As we take more money from the bonds, another worry is just making sure that we manage and maintain cash flow, which I don't think will be an issue.

INVESTMENT TERMS

Invest in Treasure State Internet & Telegraph with a **Promissory Note** under these terms:

5%	10
interest rate	years

INVESTOR PERKS

Invest $5,000+ Name a Vault! We plan on putting all of our network maps online. Get a vault named after something you pick!* *No vulgarity please :)

Invest $10,000+ Name a fiber line! Get a name on our maps!* *No vulgarity please :)

Invest $20,000+ Hang out with the founders for a day! Ever wanted to know about fiber optics? Digging trenches? Tolerances of hydraulic

pumps when applied to wheel saws? If yes, ask us anything you want to know. You pay to get to Helena, Montana, but once you're here, we'll cover food, beer, and good times.

Invest $100,000+ Put art on our shed! We own a shed that is currently blue corrugated steel. Select the art and name our shed* *Still no vulgarity and has to be approved by the City of Helena

USE OF FUNDS

0% Funded ($60,000)
Buy materials for 200 customers.

We need to buy a lot of HDPE duct, fiber cable, vaults, and electronics. These things make up the core materials necessary to hook up new customers.

0% Funded ($100,000)
Buy more materials for 160 customers

RISKS SPECIFIC TO TREASURE STATE INTERNET & TELEGRAPH

1. Property damage or other losses, whether or not covered by insurance.

2. Well funded competition could outspend and out build our network;

3. Availability of raw materials and equipment;

4. Competitive developments including pricing pressures;

5. Our ability to realize the expected benefits of our acquisitions;

6. The mix of inventory we hold and our ability to satisfy customer installations from our inventory;

7. Our ability to ramp up our installation capacity to meet customer demand;

8. Our ability to secure qualified, capable employees;

9. Changes in demand or market acceptance of our products and products of our customers, and market fluctuations in the industries into which such products are sold;

10. Our operating results are impacted by global economic conditions and may fluctuate in the future due to a number of factors that could reduce our net sales and profitability. Our operating results are affected by a wide variety of factors that could reduce our net sales and profitability, many of which are beyond our control. Some of the factors that may affect our operating results include:

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

THE FUNDING PORTAL

Treasure State Internet & Telegraph is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

$2,000 min   INVEST

Can I change my mind and get a refund?

How do I earn a return?

How is Wefunder compensated?

How do convertible notes work?

Have another question?

Join **56,176** investors who funded **110** startups with over **$16.5 million**

Via Reg D. Reg Crowdfunding is legal on May 16th.

f   **Sign up with Facebook**   or

Privacy: We won't share your data, or post to your wall, without your permission.

Full name

Email

Password

SIGN UP



About us   **Investors**   **Founders**

Our Profile   Investing 101   Raise Funding

Jobs   Risks   FAQ

Press   Earning Returns   Legal Primer

Blog   Securities   Profile Guide

Manifesto   Glossary   Launch Guide

Say Hello

✉ hello@wefunder.com

🐦 Twitter

f Facebook

📷 Instagram

▶ Youtube

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.

📞 888-546-0325

📍 SF / Boston